                                                              FILED PURSUANT TO
                                                                 RULE 424(b)(2)
                                                             FILE NO: 333-43245
PRICING SUPPLEMENT
(To Prospectus Dated January 13, 1998 as supplemented by a Prospectus Supplement Dated January 29, 1998)

                        [LOGO OF ENERGEN APPEARS HERE]
                                 $100,000,000
                              ENERGEN CORPORATION
                      7 1/8% MEDIUM-TERM NOTES, SERIES B
                             DUE FEBRUARY 15, 2028

                                 ------------
  The Notes offered hereby (the "Notes") by Energen Corporation (the "Corporation") will mature on February 15, 2028. Interest on the Notes will be payable semiannually on February 15 and August 15, commencing August 15, 1998. The Notes will be redeemable as a whole or in part, at the option of the Corporation at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus twenty basis points, plus, in each case, accrued interest on the principal amount being redeemed to the date of redemption. The Notes are part of the series of debt securities of the Corporation designated "Medium-Term Notes, Series B" and described in the Corporation's Prospectus dated January 13, 1998, as supplemented by a Prospectus Supplement dated January 29, 1998. This Pricing Supplement is a supplement to, and should be read together with, such Prospectus and Prospectus Supplement.

  The Notes do not provide for any sinking fund. The Notes will be represented by one or more Global Notes issued in fully registered book-entry form and registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein or in the related Prospectus or Prospectus Supplement, Notes in definitive form will not be issued. See "Supplemental Description of the Notes--Book-Entry Notes" in the related Prospectus Supplement.

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT OR THE RELATED PROSPECTUS OR PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
    CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                        UNDERWRITING
           PRICE TO     DISCOUNTS AND         PROCEEDS TO
           PUBLIC(1)   COMMISSIONS(2)      CORPORATION(1)(3)
------------------------------------------------------------
Per Note    99.416%         .875%               98.541%
------------------------------------------------------------
Total     $99,416,000     $875,000            $98,541,000
------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February 27, 1998 to date of delivery.
(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deduction of expenses payable by the Corporation estimated at $142,776, and before reimbursement of certain expenses of the
    Underwriters.
                                 ------------
  The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form through the facilities of DTC on or about February 27, 1998.
                                 ------------
SALOMON SMITH BARNEY
                           MORGAN STANLEY DEAN WITTER
                                                      A.G. EDWARDS & SONS, INC.

The date of this Pricing Supplement is February 24, 1998.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASING OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

                          CERTAIN TERMS OF THE NOTES

GENERAL

  The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, supersedes the descriptions of the general terms and provisions of the Notes set forth under "SUPPLEMENTAL DESCRIPTION OF THE NOTES" in the related Prospectus Supplement and under "DESCRIPTION OF DEBT SECURITIES" in the related Prospectus, to which descriptions reference is hereby made. Certain capitalized terms used herein are defined in such Prospectus and Prospectus Supplement.

  The Notes offered hereby will mature on February 15, 2028. The Interest Payment Dates for the Notes offered hereby will be February 15 and August 15, commencing August 15, 1998. The Regular Record Date with respect to any Interest Payment Date will be the January 31 or July 31, as the case may be, immediately preceding such Interest Payment Date. The Original Issue Date for each of the Notes offered hereby will be February 27, 1998. The Notes offered hereby will be issued as Book-Entry Notes. The Notes offered hereby will not be Original Issue Discount Notes.

OPTIONAL REDEMPTION

  The Notes will be redeemable as a whole or in part, at the option of the Corporation at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus twenty basis points, plus, in each case, accrued interest on the principal amount being redeemed to the redemption date.

 "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Corporation.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. New York time on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Salomon Brothers Inc and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary Treasury Dealer.

  "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of the principal amount thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

  Unless the Corporation defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a selling agency agreement (the "Selling Agency Agreement"), as supplemented by a terms agreement, to which the Corporation and each of the underwriters named below (the "Underwriters") are parties, the Corporation has agreed to sell to each of the Underwriters, acting as principal, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its respective name below:

                                                                    PRINCIPAL
      UNDERWRITER                                                     AMOUNT
      -----------                                                  ------------
   Salomon Brothers Inc........................................... $ 33,400,000
   Morgan Stanley & Co. Incorporated..............................   33,300,000
   A.G. Edwards & Sons, Inc.......................................   33,300,000
                                                                   ------------
    Total......................................................... $100,000,000
                                                                   ============

  In the Selling Agency Agreement as so supplemented, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any of the Notes are purchased.

  The Underwriters have advised the Corporation that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement, and to certain dealers at such price less a concession not in excess of 0.50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the offering of the Notes, the public offering price and such concessions may be changed.

  The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with this offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase the Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this offering than they are committed to purchase from the Corporation and in such case may purchase the Notes in the open market following completion of this offering to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  No Note will have an established trading market when issued. The Notes will not be listed on any securities exchange. The Underwriters may make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.

  Salomon Brothers Inc, Morgan Stanley & Co. Incorporated, A.G. Edwards & Sons, Inc. and certain affiliates thereof engage in transactions with and perform services for the Corporation and its affiliates in the ordinary course of business.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
               (IN THOUSANDS, EXCEPT FOR RATIOS AND PERCENTAGES)

  The following selected consolidated financial data for the years ended September 30, 1997, 1996 and 1995 have been derived from previously published audited consolidated financial statements of the Corporation, prepared in accordance with generally accepted accounting principles, which have been audited and reported upon by Coopers & Lybrand, L.L.P., independent accountants. The selected consolidated financial information for the three-month periods ended December 31, 1997 and 1996 and as of December 31, 1997 is unaudited but, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the three-month period ended December 31, 1997 are not necessarily indicative of the results that may be expected for the year ending September 30, 1998. The selected consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements from which it has been derived and the accompanying notes thereto incorporated by reference herein and in the related Prospectus and Prospectus Supplement.

INCOME STATEMENT DATA:

                                     THREE MONTHS
                                        ENDED
                                     DECEMBER 31,   YEARS ENDED SEPTEMBER 30,
                                   ---------------- --------------------------
                                     1997    1996     1997     1996     1995
                                   -------- ------- -------- -------- --------
Operating Revenues................ $125,888 $97,002 $448,230 $399,442 $318,580
Net Income........................    6,127   3,177   28,997   21,541   19,308
Ratio of Earnings to Fixed
 Charges(1).......................     1.93    1.85     2.40     2.91     2.95

BALANCE SHEET DATA:

                                                        DECEMBER 31, 1997
                                                        -----------------
Total Assets...........................................     $895,901
                                                            ========
Oil and Gas Properties--Net............................     $415,491
                                                            ========
Utility Plant--Net.....................................     $297,949
                                                            ========
Short-Term Debt (including current maturities of long-
 term debt)............................................     $169,855
                                                            ========
Long-Term Debt (excluding current maturities):
 Notes Payable (the Corporation).......................     $154,602
                                                            --------
 Notes Payable (Alabama Gas Corporation)...............     $125,000
                                                            --------
  Total Long-Term Debt.................................     $279,602       48%
                                                            --------
Common Shareholders' Equity............................     $305,772       52%
                                                            --------
  Total Capitalization.................................     $585,374      100%
                                                            ========

--------
(1) For purposes of calculation of these ratios, "earnings" consist of net income to which has been added fixed charges and taxes on income. "Fixed charges" consist of interest on all indebtedness and amortization of debt expense.